Filed Pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund August 2010 Update
September 21, 2010

Supplement dated September 21, 2010 to Prospectus dated April 1, 2010
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.8%	-4.8%	$60.5M	$1,356.65
B	2.7%	-5.2%	$604.9M	$1,160.41
Legacy 1	2.9%	-3.7%	$6.3M	$930.50
Legacy 2	2.8%	-3.9%	$5.8M	$927.19
Global 1	2.7%	-4.0%	$8.7M	$918.21
Global 2	2.7%	-4.2%	$15.9M	$913.19
Global 3	2.5%	-5.4%	$112.8M	$888.62
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  Corn markets moved higher in August because of abnormally warm temperatures in the Midwest and increased international demand for U.S. crops.  Wheat prices came under pressure when reports of rainfall in key Russian farming regions alleviated supply concerns caused by recent droughts.  In the meat markets, live cattle prices rose, supported by increased demand for beef products due to Labor Day festivities.

Currencies:  A disappointing unemployment report for July led to a flight-to-quality among investors and drove the U.S. dollar, Japanese yen, and Swiss franc higher against counterparts.  Conversely, uncertainty surrounding the global outlook did not bode well for various higher-yielding currencies, including the Australian and New Zealand dollars.

Energy:  Crude oil prices fell because a lack of positive data about the global economy supported beliefs that industrial demand would remain depressed for the near future.  Also putting pressure on the crude oil markets were reports of near-record high inventories in the U.S. Natural gas markets fell following reports of mild temperatures in the U.S. and revised weather forecasts predicting a weaker hurricane season than previously expected.

Equities:  U.S. equity markets declined in August as weak employment estimates weighed on investor sentiment.  Equity markets in Europe also moved lower following reports that recent measures to aid the Greek financial system have yet to stimulate their economy.  In Asia, investors drove the Nikkei 225 Index lower on belief a steadily strengthening yen would hinder the nation’s export industries.

Fixed Income:   Flight-to-quality in the financial markets boded well for U.S. Treasuries.  Declines in the equity markets and weaker global economic indicators increased demand for safer debt instruments, moving prices higher.  The Bund markets also experienced upswings, as renewed fears surrounding the Spanish and Irish economies spurred buying.

Metals:   Ongoing safe-haven buying in the precious metals markets moved gold prices nearly 6% higher in August.  Copper markets underwent modest gains due to short-term rallies in the equity markets and a weaker U.S. dollar early in August.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement (Prepared from books without audit) For the month ended August 31, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$20,056,328	$-14,857,098
Change In Unrealized Income (Loss)	7,459,034	14,659,972
Brokerage Commission	-187,700	-3,899,231
Exchange, Clearing Fee and NFA Charges	-66,859	-381,935
Other Trading Costs	-792,865	-3,996,997
Change in Accrued Commission	9,868	111,700
Net Trading Income (Loss)	26,477,806	-8,363,589

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$200,190	$1,445,651
Interest, Other	198,636	1,819,377
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	26,876,632	-5,098,561

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	683,977	2,068,288
Operating Expenses	172,926	1,361,076
Organization and Offering Expenses	197,194	1,546,917
Brokerage Expenses	4,197,894	33,435,258
Total Expenses	5,251,991	38,411,539

Net Income (Loss)	$21,624,641	$-43,510,100

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$791,946,508	$831,270,498
Additions	10,428,641	95,940,541
Net Income (Loss)	21,624,641	-43,510,100
Redemptions	-9,228,677	-68,929,826
Balance at AUGUST 31, 2010	$814,771,113	$814,771,113

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,356.654	44,565.54614	$60,460,026	2.77%	-4.81%
B	$1,160.411	521,294.07470	$604,915,474	2.71%	-5.22%
Legacy 1	$930.497	6,727.90812	$6,260,295	2.86%	-3.69%
Legacy 2	$927.188	6,264.35364	$5,808,235	2.82%	-3.87%
Global 1	$918.213	9,448.87176	$8,676,080	2.71%	-4.04%
Global 2	$913.185	17,411.40568	$15,899,829	2.70%	-4.24%
Global 3	$888.620	126,883.49397	$112,751,174	2.54%	-5.43%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership